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                              Consent of KPMG LLP


The Board of Directors
MediChem Life Sciences, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of MediChem Life Sciences, Inc. of our reports dated March 1, 2001 relating to the consolidated balance sheets of MediChem Life Sciences, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2000 and related schedule, which reports appear in the December 31, 2000 annual report on Form 10-K of MediChem Life Sciences, Inc.


                                 /s/ KPMG LLP

Chicago, Illinois
March 23, 2001